UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 29)*

MECHEL PAO

(Name of Issuer)

COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE

AMERICAN DEPOSITARY SHARES, EACH ADS REPRESENTING ONE COMMON SHARE

(Title of Class of Securities)

RU000A0DKXV5

583840103

(CUSIP Number)

Alexey Lukashov

Krasnoarmeyskaya str., 1

125167 Moscow,

Russian Federation

+7 495 2218888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Igor V. Zyuzin
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 89,672,943
	8.	Shared Voting Power 61,600,525
	9.	Sole Dispositive Power 89,672,943
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,273,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.34%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Irina V. Zyuzina
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 77,826,997
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 77,826,997
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,826,997
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.70%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Calridge Limited
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 61,600,525
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,600,525
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.80%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Armolink Limited
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) -0-
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Bellasis Holdings Limited
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) -0-
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) MetHol OOO
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,826,997
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 77,826,997
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,826,997
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.70%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment to Schedule 13D (the “Schedule 13D”) further amends and restates in its entirety the Schedule 13D originally filed by the Reporting Persons (as defined below) on July 21, 2008 (the “Original Schedule 13D”) amended and restated as of June 19, 2009, August 20, 2009, December 30, 2009, March 17, 2010, April 22, 2010, July 12, 2010, October 14, 2010, March 4, 2011, April 21, 2011, May 12, 2011, September 8, 2011, October 7, 2011, December 30, 2011, April 16, 2012, May 23, 2012, July 16, 2012, August 22, 2012, September 12, 2012, September 21, 2012, March 13, 2013, June 3, 2013, July 17, 2013, July 22, 2013, November 29, 2013, April 15, 2014, July 3, 2014, August 21, 2014 and December 11, 2014 (the “Amended Schedule 13D”) and relates to common shares, par value 10 Russian rubles per share (the “Common Shares”), of Mechel PAO, a public joint-stock company incorporated under the laws of the Russian Federation (the “Issuer”) and the Issuer’s American Depositary Shares (“ADSs”), each ADS representing one Common Share. The principal executive offices of the Issuer are located at 1 Krasnoarmeyskaya St., Moscow 125167, Russian Federation.

Item 2.	Identity and Background

(a) - (c) and (f). This Schedule 13D is filed by Igor V. Zyuzin, a natural person and a citizen of the Russian Federation (“Mr. Zyuzin”); Irina V. Zyuzina, a natural person and a citizen of the Russian Federation (“Mrs. Zyuzina”); Calridge Limited, a limited company organized under the laws of the Republic of Cyprus (“Calridge”); Armolink Limited, a limited company organized under the laws of the Republic of Cyprus (“Armolink”); Bellasis Holdings Limited, a limited company organized under the laws of the Republic of Cyprus (“Bellasis”) and MetHol OOO, a limited liability company organized under the laws of the Russian Federation (“MetHol”) (together, the “Reporting Persons”).

Mr. Zyuzin co-founded the Issuer in 2003 and was the Issuer’s chief executive officer from December 2006 until July 2010. Mr. Zyuzin is also the chairman of the board of directors of the Issuer. Mr. Zyuzin’s principal business address is at the Issuer’s principal executive office at 1 Krasnoarmeyskaya St., Moscow 125167, Russian Federation.

Mrs. Zyuzina does not hold any official positions. Her principal address is at 19-6 Tverskoy Boulevard, Moscow 123104, Russian Federation.

Calridge is a limited company organized under the laws of Cyprus whose principal business is to make private investments and act a holding company for Mr. Zyuzin. Mr. Zyuzin owns all the outstanding equity interests in Calridge. The principal business office address of Calridge is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Calridge, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Michalakis Hadjimichael Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Executive in Corporate Compliance and Administration Services of Cypcodirect Limited of Demitas Tower, 3rd Floor, Office 302, 14 Michalakopoulou Street, 1075 Nicosia, Cyprus

Theodora Kaskani Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Executive in Corporate Compliance and Administration Services of Cypcodirect Limited of Demitas Tower, 3rd Floor, Office 302, 14 Michalakopoulou Street, 1075 Nicosia, Cyprus

Armolink is a limited company organized under the laws of Cyprus whose principal business is to make private investments. Calridge owns all the outstanding equity interests in Armolink. The principal business office address of Armolink is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Armolink, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Xenia Koustai Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Stelios Panayides LLC Law Office, a provider of corporate administration services; Panlaw House, 31, Gladstonos Street, 1095 Nicosia, Republic of Cyprus

Stelios Panayides Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Stelios Panayides LLC Law Office, a provider of corporate administration services; Panlaw House, 31, Gladstonos Street, 1095 Nicosia, Republic of Cyprus

Bellasis is a limited company organized under the laws of Cyprus whose principal business is to make private investments. MetHol owns all the outstanding equity interests in Bellasis. The principal business office address of Bellasis is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Bellasis, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Xenia Koustai Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Stelios Panayides LLC Law Office, a provider of corporate administration services; Panlaw House, 31, Gladstonos Street, 1095 Nicosia, Republic of Cyprus

Stelios Panayides Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Stelios Panayides LLC Law Office, a provider of corporate administration services; Panlaw House, 31, Gladstonos Street, 1095 Nicosia, Republic of Cyprus

MetHol is a limited company organized under the laws of the Russian Federation whose principal business is to make private investments. Mrs. Zyuzina owns 34% of the outstanding equity interests in MetHol. The principal business office address of MetHol is 1 Krasnoarmeyskaya St, Moscow 125167, Russian Federation. The names of the executive officers and directors of MetHol, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Tatyana Ifutina General Director	Krasnoarmeyskaya str., 1 Moscow 125167 Russian Federation	Russian Federation	Assistant of the Chairman of the Board of Directors of Mechel PAO, Mechel PAO, Krasnoarmeyskaya str., 1, Moscow, Russian Federation, 125167

(d) and (e). To the best knowledge of the Reporting Persons, none of the persons or entities identified in this Item 2 has, during the five years preceding the date of this Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Zyuzin co-founded the Issuer in 2003 and has maintained a significant stake in the Issuer since then.

Item 4.	Purpose of Transaction

The Reporting Persons beneficially own 55.04% of the Common Shares. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies”, dated December 26, 1995, as amended, resolutions at a shareholders’ meeting of the Issuer are adopted by a simple majority in a meeting at which shareholders holding more than half of the voting shares of the Issuer are present or represented. Accordingly, the Reporting Persons have the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors.

The 10b5-1 Purchase Instruction set out in the Original Schedule 13D was terminated and no purchases thereunder were made.

No Reporting Person has any present plan or proposal to acquire or dispose of any Common Shares, ADSs or GDSs, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Shares, ADSs, or GDSs or dispose of any or all of its Common Shares, ADSs or GDSs, as applicable, depending upon prevailing market, economic and other conditions, other investment and business opportunities available to the Reporting Persons, liquidity requirements of the Reporting Persons, tax considerations and/or other investment considerations.

As the chairman of the board of directors and largest shareholder of the Issuer, at any given time, Mr. Zyuzin may be involved in discussions, plans or proposals which relate to or, if effected, may result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

None of the Reporting Persons has any plans or proposals, which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) – (b). All percentages of Common Shares disclosed in this Schedule 13D are calculated based on an aggregate total of 416,270,745 Common Shares, including Common Shares underlying ADSs and GDSs, issued and outstanding as of March 31, 2016.

As of today, the Reporting Persons beneficially own 55.04% of the Common Shares.

Mr. Zyuzin is the record owner of 89,672,943 Common Shares, which represents 21.54% of the Common Shares, Calridge is the record owner of 61,600,525 Common Shares, which represents 14.80% of the Common Shares and MetHol is the record owner of 77,826,997 Common Shares, which represents 18.70% of the Common Shares.

Mr. Zyuzin owns all of the outstanding equity interests in Calridge, and, in such capacity, beneficially owns all Common Shares owned by Calridge.

Mrs. Zyuzina, who is Mr. Zyuzin’s wife, owns 34% of the outstanding equity interests in MetHol and may therefore be deemed to share beneficial ownership of the Common Shares held of record by MetHol.

Consequently, the Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d) of the Act and Rule 13d-5(b)(1) promulgated thereunder with respect to their holdings of Common Shares.

In 2015, Mr. Zyuzin acquired 35,300 additional Common Shares from an unrelated third party at a price of RUR 64.35 per Common Share.

In connection with certain financings, Calridge pledged 113,204,385 Common Shares, including 51,603,860 Common Shares pledged to UFS Investments Limited, as discussed further below. Calridge retains the right to vote the pledged Common Shares, and such Common Shares are included in the beneficial ownership positions disclosed in this Schedule 13D.

In 2012, Calridge obtained financing from UFS Investments Limited (the “UFS Financing”). Under the UFS Financing, a number of Common Shares (up to a maximum of 66,327,360 Common Shares) was intended to be pledged and released from time-to-time, depending on a number of factors, including the outstanding amount owed under the UFS Financing and price of the Common Shares. In 2013, Calridge entered into a custody agreement with UFS Capital Limited under which UFS Capital Limited was appointed custodian in respect of the pledged Common Shares. Pursuant to this custody agreement, Calridge retained record ownership of the pledged Common Shares.

Following the discovery in 2014 that Calridge no longer was listed as the record owner of 51,603,860 pledged Common Shares, in July 2014 Calridge terminated the custody agreement and filed a claim in the District court of Nicosia, Republic of Cyprus against, inter alia, UFS Investments Limited and UFS Capital Limited demanding the transfer pledged Common Shares to a new custodian. The district court proceedings are ongoing, and Calridge’s position is that it remains the legal owner of the pledged Common Shares.

Over the course of 2016, each of Mr. Zyuzin, Calridge, Bellasis, Armolink and MetHol entered into sale and purchase transactions with Common Shares, as follows:

Armolink transferred 53,211,000 Common Shares to Calridge in consideration for the cancellation of loans made by Calridge to Armolink.

Calridge transferred 89,432,259 Common Shares to Mr. Zyuzin and 2,826,997 Common Shares to Bellasis in consideration for the cancellation of loans granted by Mr. Zyuzin to Calridge and by Bellasis to Calridge.

Bellasis transferred 77,826,997 Common Shares, representing its entire shareholding in the Issuer, to MetHol in consideration for the dividends distributed by Bellasis.

In 2016 MetHol acquired 10% of the outstanding equity interests of Bellasis from Calridge in consideration for the cancellation of a loan made by MetHol to Calridge.

As a result of the relationships and shareholdings described above, the Reporting Persons may be deemed to beneficially own Common Shares as of today as follows:

Reporting Person	Number of Common Shares Beneficially Owned	Percentage of Common Shares
Mr. Zyuzin	151,273,468	36.34%
Mrs. Zyuzina	77,826,997	18.70%
Calridge	61,600525	14.80%
MetHol	77,826,997	18.70%

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except the arrangements and relationships described in Item 5 above.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: May 12, 2016

IGOR V. ZYUZIN

/s/ Igor V. Zyuzin

IRINA V. ZYUZINA

/s/ Irina V. Zyuzina

CALRIDGE LIMITED

By:	/s/ Theodora Kaskani

Name:	Theodora Kaskani
Title:	Director

ARMOLINK LIMITED

By:	/s/ Xenia Koustai

Name:	Xenia Koustai
Title:	Director

BELLASIS HOLDINGS LIMITED

By:	/s/ Xenia Koustai

Name:	Xenia Koustai
Title:	Director

METHOL OOO

By:	/s/ Tatyana Ifutina

Name:	Tatyana Ifutina
Title:	General Director

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement